

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

April 26, 2011

Via Mail and Facsimile 011-44-020-7930-3353

Mr. Adrian Hennah
Chief Financial Officer
Smith & Nephew plc
15 Adam Street
London, England WC2N 6LA

> **Re: Smith & Nephew plc**
> **Form 20-F for the Year Ended December 31, 2010**
> **Filed March 3, 2011**
> **File No. 001-14978**

Dear Mr. Hennah:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by providing the requested information or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing the information you provide in response to these comments, we may have additional comments.

Form 20-F for the Year Ended December 31, 2010

Disclosures Committee and Evaluation of Disclosure Controls and Procedures, page 56

1.   While we note the reference in the first sentence of the second paragraph to December 31, 2010, please revise future filings to clearly disclose the date at which your officers are concluding on the effectiveness of the company's disclosure controls and procedures in the conclusion. Refer to Item 307 of Regulation S-K.

-Group Accounts, page 73

Note 32. Contingencies, page 122

2.   We note your disclosures here and on pages 41-42 related to business practices investigations and other matters. Please explain to us how you considered all of the disclosures required by paragraphs 86, 91 and 92 of IAS 37 related to these investigations and allegations.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Tara Harkins, Staff Accountant, at (202) 551-3639 or Kate Tillan, Assistant Chief Accountant at (202) 551-3643 if you have any questions. In this regard, do not hesitate to contact me at (202) 551-3671.

Sincerely,

Martin James
Senior Assistant Chief Accountant